
RECEIVED
FEB 1 2 2007
199
SECTION



SECURITIES AND EXCHANGE COMMISSION

07001306

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 42430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YYY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.P. BAKER SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 HIGH STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT RAFFERTY II — 617-439-3260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
FEB 2 1 2007
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, CHRISTOPHER P. BAKER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.P. BAKER SECURITIES INCORPORATED , as of DECEMBER 31 , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



TANYA M. SPEAR
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 16, 2007

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.P. BAKER SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
C.P. Baker Securities, Inc.

We have audited the accompanying statement of financial condition of C.P. Baker Securities, Inc. as of December 31, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.P. Baker Securities, Inc., as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
January 19, 2007

C.P. BAKER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 12,653
Deposits with clearing organizations	103,101
Receivable from broker-dealers and clearing organizations	27,986
Other assets	85,628
	$ 229,368

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 13,467
Accounts payable, accrued expenses, and other liabilities	62,858
	76,325
Stockholder's equity:	
Common stock, $.01 par value, 250,000 shares authorized, 6,230 shares issued and outstanding	62
Additional paid-in capital	52,341
Retained earnings	100,640
Total Stockholder's equity	153,043
	$ 229,368

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 554,981
Investment banking	545,017
Other income	45
	1,100,043
Expenses:	
Employee compensation and benefits	102,669
Floor brokerage, exchange and clearance fees	312,858
Communications and data processing	11,850
Other expenses	703,772
	1,131,149
Loss before provision for income taxes	(31,106)
Income tax (expense) benefit	7,700
Net loss	$ (23,406)

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2006	$ 62	$ 52,341	$ 124,046	$ 176,449
Net loss			(23,406)	(23,406)
Balance at December 31, 2006	$ 62	$ 52,341	$ 100,640	$ 153,043

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (23,406)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in Deposits with clearing organizations	(925)
Decrease in Receivable from broker-dealers and clearing organizations	18,826
Increase in Other assets	(33,883)
Decrease in Payable to broker-dealers and clearing organizations	(17,045)
Increase in Accounts payable, accrued expenses	40,140
Total adjustments	7,113
Net cash used for operating activities	(16,293)
Cash flows from investing activities	
None	-
Cash flows from financing activities	
None	-
Net decrease in cash	$ (16,293)
Cash at January 1, 2006	28,946
Cash at December 31, 2006	$ 12,653

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.

Notes To Financial Statements

For the Year Ended December 31, 2006

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company was incorporated in Delaware on January 19, 2001. It is a wholly owned subsidiary of C.P. Baker & Co., Ltd. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Investment Banking

Investment banking revenues include earnings from underwriting, providing merger and acquisition and financial restructuring advisory services.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and for net operating loss and tax credit carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital at December 31, 2006 of $67,415, which was $62,415 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 1.13 to 1.

C.P. BAKER SECURITIES, INC.

Notes To Financial Statements, Continued

For the Year Ended December 31, 2006

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space, shares telephone service, and receives consulting services from a related party, C. P. Baker & Co., Ltd. The related party charged $160,000 for these services for the fiscal year ending December 31, 2006. At December 31, 2006 the Company owed $29,810 to the related party. The Company is owned 100% by the related party, thus operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 4 – CONTINGENT LIABILITIES

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences that exist between tax and financial statements, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Deferred income taxes:	
State	$ (3,100)
Federal	(4,600)
Income tax benefit	$ (7,700)

NOTE 6 – ADDITIONAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

C.P. BAKER SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED 12-31-06

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
C.P. Baker Securities, Inc.

We have audited the accompanying financial statements of C.P. Baker Securities, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated January 19, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
January 19, 2007

SCHEDULE I
C.P. BAKER SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Aggregate indebtedness:		
Payable to broker-dealers and clearing organizations	$	13,467
Accounts payable, accrued expenses and other liabilities		62,858
Total aggregate indebtedness	$	76,325
Net captial:		
Common stock	$	62
Additional paid-in capital		52,341
Retained earnings		100,640
		153,043
Adjustments to net capital:		
Other assets		(85,628)
Haircuts		-
Net capital, as defined	$	67,415
Net capital requirement	$	5,000
Net capital in excess of requirements	$	62,415
Ratio of aggregate indebtedness to net capital		113.22%
Reconciliation with the Company's computation (included in Part IIA of Form 17a-5(a) as of December 31, 2006		
Net capital, as reported in the Company's Part II A (unaudited) focus report	$	61,733
Net audit adjustments		-
Decrease in non-allowables and haircuts		5,682
Net capital per above	$	67,415

SCHEDULE II

C.P. BAKER SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1944

DECEMBER 31, 2006

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 19, 2007

END